UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of December, 2005
Commission File Number 1-7616

PIONEER CORPORATION
(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
THE 60TH SEMIANNUAL BUSINESS REPORT
NOTICE REGARDING CHANGE IN MANAGEMENT

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: December 1, 2005
	By	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the followings:
1.	The English translation version of 60th Semiannual Business Report for the six-month period ended September 30, 2005.

2.	The notice regarding change in management of the Company.

(TRANSLATION)
THE 60TH SEMIANNUAL BUSINESS REPORT
For the Six Months Ended September 30, 2005

This is a translation of the original Semiannual Business Report written in the
Japanese language, prepared primarily for the benefit and information of shareholders of the Company’s common stock.

PIONEER CORPORATION
Tokyo, Japan

TO OUR SHAREHOLDERS
In the first half of the 60th accounting period, ended September 30, 2005, consolidated operating revenue of Pioneer Corporation was ¥349,898 million, up 1.4% over the previous year.
However, net loss of ¥12,261 million was posted for the period, compared to net income of ¥4,809 million in the corresponding period of the previous year. This loss was principally caused by lower market prices for our main products due to more severe competition, resulting in a decrease of gross profit margins.
Reflecting the impact of continued severe business conditions, we have set interim dividend payments at ¥7.5 per share of common stock, a decrease of ¥5.0 from that for the corresponding period last year.
The business environment remains severe, characterized by uncertain economic conditions, particularly as the rising prices of crude oil and other raw materials may exert negative impact on the economies of Japan and the U.S., in which consumer spending had been steady. Also, price competition is increasingly tough in markets for our key products.
Despite these difficult conditions, we are committed to becoming profitable again by reviewing every aspect of our major business fields, reinvesting our resources in advanced, high-quality, value-added products that identify the core value of our Company, and enhancing our brand equity.

In the plasma display business, we have been reinforcing our production capacity, as the market rapidly expands. Incoming orders, however, did not reach the levels we had planned for in the OEM (original equipment manufacturing) plasma display business, so we decided to adjust total production output until demand recovers. As we keep cutting costs extensively, we will continue to develop and launch unique products of superior innovation, performance and function. We are making efforts to enhance the value and strength of the Pioneer brand and to expand plasma display sales.
In the DVD business, the market is rapidly expanding, especially in DVD recorders and DVD drives for personal computers (PCs), while product prices are falling sharply. To overcome the competition, we must introduce more advanced products as early as possible, in addition to carrying out more cost cutting in production in China. We are aggressively reviewing our development and design process, aiming to enhance speed and efficiency of development, and to precede our competitors in supplying markets with products that customers welcome.
In the car electronics business, we are determined to maintain a leading position in the consumer market by reinforcing our car audio operations in the fast-growing markets of China, Central and South America and Russia. Developing products that differentiate us from our industry competitors will help extend the value of our brand. Our car navigation operations are renowned in Japan, where our sales efforts are as aggressive as ever. We are making a similarly bold push to fortify and extend our operations for this business in Europe and North America. In our business with automobile manufacturers, we are capitalizing on our product planning expertise in the consumer market, and propose innovative products to open up new business opportunities and increase sales.
Along with our ongoing efforts to improve management efficiency, we are advancing discussion on a restructuring that may include renewal of the Pioneer group business structure, as well as consequent consolidation of plants and offices and review of staffing. These measures, plus inventory reduction through better supply chain management, will help us return to profitability and improve cash flows.
We greatly appreciate the support that you have always given us. We are doing everything in our power to overcome the present difficulties and to improve shareholder value.
December 2005
Tokyo, Japan

Kaneo Ito
President and Representative Director

CONSOLIDATED OPERATING REVENUE BY BUSINESS SEGMENT
Effective from this 60th accounting period, the Company changed business segment classification for certain businesses. Results related to plasma displays for business use and DJ equipment have been moved from “Others” to “Home Electronics.” Previously reported amounts have been reclassified accordingly.
Percent of Operating Revenue
Six months ended September 30
Home Electronics
This segment includes plasma displays, DVD recorders, DVD players, DVD drives, stereo systems, individual stereo components, DJ equipment, telephones and equipment for cable TV systems.
Sales in the Home Electronics segment increased 9.4% from the corresponding period in the previous year to ¥144,958 million, as plasma display sales increased, despite a decrease in sales of DVD products.
     In Japan, sales decreased 2.3% to ¥36,068 million mainly due to a decrease in sales of DVD recorders, despite an increase in sales of plasma displays.

     Overseas sales increased 14.0% to ¥108,890 million, due to a rise in sales of plasma displays worldwide, and of DVD drives for PCs in Asia, despite the decline in sales of DVD drives for PCs in Europe and North America and the discontinuation of sales of cable TV set-top boxes in North America.
Car Electronics
This segment includes car navigation systems, car stereos, car AV (audio/video) systems and car speakers.
Sales in the Car Electronics segment amounted to ¥160,353 million, up 3.9% over the corresponding period in the previous year. Car audio product sales were good, although car navigation system sales decreased, due to lower sales in Japan of these systems to automobile manufacturers.
     In Japan, sales decreased 9.1% to ¥56,177 million, due to a decrease in sales of car navigation systems to automobile manufacturers, which reflected a lack of new car model launches in comparison to the corresponding period of the previous year, despite an increase in sales of car navigation systems for the consumer market.
     Overseas sales increased 12.6% to ¥104,176 million, due to growth in sales of car audio products and car navigation systems to automobile manufacturers in North America, and of car audio products for the consumer market in Central and South America and Europe.

Patent Licensing
This segment includes the licensing of patents related to laser optical disc technologies.
Royalty revenue from Patent Licensing decreased 21.6% from the corresponding period in the previous year to ¥5,285 million, reflecting the expiration of patents included in a portfolio of patents licensed to the optical disc industry and the lack of revenue from renewed contracts with licensees compared with the corresponding period of the previous year.
Others
This segment includes organic light-emitting diode (OLED) display panels, factory automation systems, electronics devices and parts, business-use AV systems.
Sales in this segment decreased 23.7% from the corresponding period in the previous year to ¥39,302 million, mainly as a result of a drop in sales of optical disc manufacturing systems in Asia.
     In Japan, sales decreased 21.2% to ¥19,918 million reflecting a sales shift from Japan to China of devices for cellular phones.
     Overseas, sales decreased 26.1% to ¥19,384 million, due to a drop in sales of optical disc manufacturing systems in Asia, despite an increase in sales of devices for cellular phones in China.

CONSOLIDATED FINANCIAL STATEMENTS
Pioneer Corporation and Subsidiaries
(1) Consolidated Balance Sheets
(In millions of yen)

	September 30
	2005	2004
Assets
Current assets:
Cash and cash equivalents	¥107,198	¥123,936
Trade receivables, less allowance	126,981	119,863
Inventories	126,594	135,504
Others	75,628	74,711

Total current assets	436,401	454,014

Investments and long-term receivables	25,268	29,553
Property, plant and equipment, less depreciation	203,557	208,964
Intangible assets	22,974	25,590
Other assets	39,393	39,015

Total assets	¥727,593	¥757,136

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥55,560	¥40,615
Trade payables	104,831	103,031
Others	101,857	104,554

Total current liabilities	262,248	248,200

Long-term debt	79,512	87,397
Other long-term liabilities	41,705	58,909
Minority interests	17,085	18,281
Shareholders’ equity:
Common stock	49,049	49,049
Capital surplus	82,834	82,612
Retained earnings	246,987	276,334
Accumulated other comprehensive loss	(39,390)	(53,185)
Treasury stock	(12,437)	(10,461)

Total shareholders’ equity	327,043	344,349

Total liabilities and shareholders’ equity	¥727,593	¥757,136

(2) Consolidated Statements of Operations
(In millions of yen except per share information)

	Six months ended
	September 30
	2005	2004
Revenues:
Operating revenue:
Net sales	¥344,613	¥338,308
Royalty revenue	5,285	6,739

Total operating revenue	349,898	345,047
Interest income	1,252	790
Other income	6,065	293

Total revenues	357,215	346,130

Cost and expenses:
Cost of sales	278,393	250,878
Selling, general and administrative expenses	87,893	80,771
Interest expense	720	689
Loss on sale and disposal of fixed assets	443	125
Other deductions	1,720	1,229

Total cost and expenses	369,169	333,692

Income (loss) before income taxes	(11,954)	12,438
Income taxes	(1,210)	5,544
Minority interest in losses (earnings) of subsidiaries	1,285	(560)
Equity in losses of affiliated companies	(2,802)	(1,525)

Net income (loss)	¥(12,261)	¥4,809

Net income (loss) per share:
Basic	¥(70.29)	¥27.41
Diluted	¥(70.29)	¥24.45

(3) Consolidated Statements of Cash Flows
(In millions of yen)

	Six months ended
	September 30
	2005	2004
Operating activities:
Net income (loss)	¥(12,261)	¥4,809
Depreciation and amortization	24,122	21,287
Decrease in trade receivables	7,160	415
Increase in inventories	(14,635)	(18,814)
Increase in trade payables	8,016	7,168
Increase (decrease) in other accrued liabilities	2,737	(11,185)
Other	(13,919)	(7,711)

Net cash provided by (used in) operating activities	1,220	(4,031)

Investing activities:
Payment for purchase of fixed assets	(19,282)	(26,284)
Payment for purchase of subsidiary	—	(36,615)
Other	7,357	338

Net cash used in investing activities	(11,925)	(62,561)

Financing activities:
Increase (decrease) in short-term borrowings and long-term debt	2,866	(3,034)
Dividends paid	(2,180)	(2,193)
Other	(2,073)	(323)

Net cash used in financing activities	(1,387)	(5,550)

Effect of exchange rate changes on cash and cash equivalents	2,609	3,659

Net decrease in cash and cash equivalents	(9,483)	(68,483)
Cash and cash equivalents, beginning of period	116,681	192,419

Cash and cash equivalents, end of period	¥107,198	¥123,936

Notes:
1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).
2.	The consolidated financial statements include the accounts of the parent company and 126 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.
3.	Computation of net income per share is based on Statements of Financial Accounting Standards No.128 “Earnings per Share.”
4.	Effective from the fiscal 2005 year-end presentation, the Company changed the format of the consolidated statements of operations from multiple-step form to single-step form, which shows income before taxes by deducting total expenses from total revenue. Previously reported amounts have been reclassified accordingly.
5.	Effective from the fiscal 2005 year-end presentation, the Company presented “Loss on sale and disposal of fixed assets” separately in the consolidated statements of operations, which was previously included in “Selling, general and administrative expenses.” Previously reported amounts have been restated accordingly.

NON-CONSOLIDATED FINANCIAL STATEMENTS
Pioneer Corporation — Parent Company Only
(1)  Condensed Balance Sheets

	(In millions of yen)
	September 30
	2005	2004
Assets
Current assets:
Cash	¥46,162	¥33,829
Notes and accounts receivable—trade	46,605	38,018
Marketable securities	—	18,683
Inventories	29,044	34,733
Other current assets	31,020	64,070

Total current assets	152,882	189,336

Fixed assets:
Tangible	52,674	48,282
Intangible	28,523	21,335
Investments and others	208,751	204,768

Total fixed assets	289,949	274,386

Total assets	¥442,782	¥463,722

Liabilities and Shareholders’ Equity
Current liabilities:
Notes and accounts payable—trade	¥53,827	¥50,129
Accrued expenses	37,471	34,730
Other current liabilities	15,350	26,766

Total current liabilities	106,649	111,627
Long-term liabilities	73,279	76,100

Total liabilities	179,929	187,727

Shareholders’ equity	262,852	275,995

Total liabilities and shareholders’ equity	¥442,782	¥463,722

Note:	Accumulated depreciation on tangible fixed assets on September 30, 2005 and 2004 was ¥90,192 million and ¥91,727 million, respectively.

(2)  Condensed Statements of Operations

	(In millions of yen except per share information)

	Six months ended
	September 30
	2005	2004
Net sales	¥245,819	¥234,039
Cost of sales	213,720	191,874
Selling, general and administrative expenses	41,592	41,981

Operating income (loss)	(9,493)	183
Non-operating income—net	54	2,098

Ordinary income (loss)	(9,439)	2,282
Other income (expenses)—net	357	(0)

Income (loss) before income taxes	(9,081)	2,281
Income taxes	(3,709)	141
Net income (loss)	¥(5,371)	¥2,140

Net income (loss) per share	¥(30.80)	¥12.19

CONDITION OF SHAREHOLDERS AND SHARES
(as of September 30, 2005)

Number of Shares Issued	180,063,836 shares
Note:  5,638,433 shares held by the Company as treasury stock are included.
Distribution of Share-ownership

	Number of	Number of Shares Held
	Shareholders	and its Percent to Total
Financial institutions	110	64,743	thousand	(35.96%)
Securities companies	71	3,863		(2.15)
Other Japanese business corporations	390	4,832		(2.68)
Foreign corporations and individuals	397	63,784		(35.42)
Japanese individuals and others	44,463	42,840		(23.79)

Total	45,431	180,063	thousand	(100.00%)
Note:	Japanese individuals and others include 5,638 thousand shares held by the Company as treasury stock.
Top Ten Largest Shareholders

	Number of Shares Held
	and its Percent to Total
Japan Trustee Services Bank, Ltd. (Trust Account)	12,545	thousand	(6.96%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	12,167		(6.75)
Societe Generale Paris SGOP/DAI Paris 6Z	9,495		(5.27)
The Bank of Tokyo-Mitsubishi, Ltd.	4,154		(2.30)
Mizuho Bank, Ltd.	4,000		(2.22)
Trust & Custody Services Bank, Ltd. as trustee for Mizuho Bank, Ltd. Retirement Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.	3,955		(2.19)
The Chase Manhattan Bank, N.A. London	3,907		(2.17)
BNP Paribas Securities (Japan) Limited	3,005		(1.66)
Pioneer Employee Share Ownership Plan	2,636		(1.46)
Sumitomo Mitsui Banking Corporation	2,589		(1.43)
Note:	The Company holds 5,638 thousand shares as treasury stock.

Stock Exchange Listings

Tokyo Stock Exchange Osaka Securities Exchange	New York Stock Exchange Euronext Amsterdam
Price per Share and Volume of Shares Traded on the Tokyo Stock Exchange

	High	Low	Volume
	(yen)	(yen)	(thousand shares)
2002
Oct.	2,130	1,805	20,215
Nov.	2,430	2,045	32,263
Dec.	2,490	2,150	22,870
2003
Jan.	2,405	2,070	21,562
Feb.	2,600	2,260	33,006
Mar.	2,620	2,390	24,271
Apr.	2,460	2,225	25,507
May	2,555	2,290	23,202
June	2,840	2,490	35,912
July	2,970	2,635	31,308
Aug.	2,815	2,515	27,317
Sept.	3,030	2,600	40,815
Oct.	2,820	2,505	30,938
Nov.	2,825	2,510	21,161
Dec.	2,995	2,645	25,249
2004
Jan.	3,370	2,875	29,718
Feb.	3,270	2,930	31,103
Mar.	3,250	2,890	32,572
Apr.	3,390	3,000	32,597
May	3,120	2,660	37,352
June	2,880	2,635	37,811
July	2,850	2,310	30,442
Aug.	2,480	2,215	22,949
Sept.	2,535	2,240	34,245
Oct.	2,430	1,820	41,087
Nov.	2,020	1,882	42,410
Dec.	2,070	1,866	38,031
2005
Jan.	2,055	1,890	29,702
Feb.	1,925	1,830	35,266
Mar.	2,015	1,827	43,851
Apr.	2,040	1,760	36,470
May	1,815	1,703	31,843
June	1,783	1,655	40,177
July	1,687	1,604	29,512
Aug.	1,785	1,634	34,869
Sept.	1,749	1,610	32,247

December 1, 2005
To Our Shareholders
Notice Regarding Change in Management
The board of directors of Pioneer Corporation, at its meeting held on November 21, 2005, resolved to appoint Mr. Tamihiko Sudo, currently Executive Vice President and Representative Director, as its new President and Representative Director, effective as of January 1, 2006.
Mr. Kanya Matsumoto, currently Chairman and Representative Director, and I, currently President and Representative Director, will both assume new offices as Directors and Advisors, effective January 1, 2006.
This change in management reflects the responsibility we assume for the steep decline in our financial performance due to the smaller-than-planned number of units sold of plasma displays and DVD recorders, both strategic products.
Mr. Sudo has held various top executive posts, including president of Pioneer’s Mobile Entertainment Company (MEC) and Pioneer’s overseas subsidiary. He has a wealth of experience in managerial methods, and was project leader when MEC won the Japan Quality Award.
We will expedite restructuring of operations and seek to improve our business performance as soon as possible. We sincerely hope that you, our shareholders, will continue in your understanding and support of Pioneer.

Very truly yours, Kaneo Ito President and Representative Director Pioneer Corporation